UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

[ x ]                  Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

[   ]                  Transition report pursuant to Section 15(d) of the Securities
Exchange Act of l934

For the transition period from ______ to ________________

Commission File Number 0-13089

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY
P. O. BOX 4019
GULFPORT, MISSISSIPPI  39501

=====================================================================

The Hancock Bank 401(k) Savings and Investment Plan and Trust (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Attached hereto are the financial statements of the Plan for the fiscal year ended December 31, 2010 prepared in accordance with the financial reporting requirements of ERISA.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Employer I.D. Number 64-0169065
Plan Number 003

As of and for the Year Ended
December 31, 2010 and 2009

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 11

Supplementary Information

Schedule of Assets (Held at End of Year)	12 – 13

Schedule of Reportable Transactions	14

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Hancock Bank 401(k) Savings and Investment Plan and Trust.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrators
of the Hancock Bank 401(k) Savings and
Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Hancock Bank 401(k) Savings and  Investment Plan and Trust (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Horne LLP
Ridgeland, Mississippi
June 29, 2011

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS
Cash	$131,649	$64,036

Investments, at fair value	67,796,120	58,110,931

Receivables
Employer contributions receivable	308	55,361
Participant contributions receivable	205	138,610
Total receivables	513	193,971

Total assets	$67,928,282	$58,368,938

Net assets available for benefits	$67,928,282	$58,368,938

See accompanying notes.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,592,320	$5,676,940
Dividends	1,294,307	1,019,956
Total investment appreciation	3,886,627	6,696,896

Contributions
Employer	1,936,244	1,778,345
Employee	5,105,749	4,677,044
Rollover	3,316,123	354,185
Total contributions	10,358,116	6,809,574
Total additions	14,244,743	13,506,470

Deductions from net assets attributed to
Benefits paid to participants	4,685,376	2,657,018
Administrative and other expenses	23	-
Total deductions	4,685,399	2,657,018
Net increase	9,559,344	10,849,452

Net assets available for plan benefits
Beginning of year	58,368,938	47,519,486

End of year	$67,928,282	$58,368,938

See accompanying notes.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Hancock Bank 401(k) Savings and Investment Plan and Trust (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Bank, Hancock Insurance Agency and Subsidiaries, Harrison Finance Company, J. Everett Eaves, Inc., Hancock Bank of Louisiana, Hancock Bank of Alabama and Hancock Investment Services, Inc. (collectively, the "Company").  All full-time and part-time employees of the Company who have completed 90 days of service and are age 18 or older are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

All assets of Hancock Bank Profit Sharing Plan were transferred to the Plan effective January 1, 2002.  The Hancock Bank Profit Sharing Plan assets are segregated from other assets for record keeping purposes as no new participants are allowed within the profit sharing portion of the Plan, and the funds therein are not participant-directed.

Plan Administration

Hancock Bank (the "Trustee"), a subsidiary of Hancock Holding Company, holds the Plan's investments and executes transactions for the Plan.  The Plan is administered by an officer of Hancock Bank.

Contributions

Eligible employees may elect to defer up to the Internal Revenue Service ("IRS") limitations, $16,500 in both 2010 and 2009, with certain restrictions for highly compensated employees.  The Company matches 50 percent of participant contributions up to the first 6 percent of the participant's salary under the provisions of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings and losses and is charged with an allocation of administrative expenses; to the extent such expenses are paid by the Plan.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The Plan provides benefits based solely upon the amount contributed to the participant's account and any income, expenses and gains and losses on investments, which may be allocated to such participant's account.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 1.  Continued

Vesting

Participants are fully vested in their contributions and allocated earnings or losses thereon.  Participants are fully vested in employer matching contributions and allocated earnings or losses thereon after three years of benefit service with no vesting before three years of service.  Effective January 1, 2005, the Plan was amended so the participants are fully vested at all times in the Hancock Bank Profit Sharing Plan contributions and allocated earnings or losses thereon.  All participants vest 100 percent upon normal or early retirement age, death or termination of employment due to permanent disability.

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses during the Plan year.  At December 31, 2010 and 2009, the remaining forfeited amounts available for reducing future employer contributions was $9,851 and $15,175, respectively.  During 2010 and 2009, $73,701 and $59,055, respectively, was used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options.  These options include mutual funds and Hancock Holding Company common stock.  The segregated funds of the former Hancock Bank Profit Sharing Plan are not participant-directed.  These funds are invested in cash equivalents, certificates of deposit and mutual funds.

Participant Loans

Participant loans are not permitted by the Plan.

Payment of Benefits

Benefits are generally payable on termination, retirement, death or disability.  Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period or rolled over into a qualified plan, subject to regulatory requirements.  Hardship distributions are also available from participants' elective deferral accounts, subject to regulatory requirements.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2010 and 2009 are held by the Trustee and are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 9 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Realized and unrealized gains and losses on the Plan's investments are included in net appreciation in the fair value of investments at year-end in the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party.  Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Hancock Bank.  The Company paid approximately $38,000 and $31,000 for administrative expenses in 2010 and 2009, respectively.

Impact of Recently Issued Accounting Standards

Effective January 1, 2010, the Plan adopted certain provisions of the Financial Accounting Standards Board ("FASB") amendment to Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements, ASU 2010-06, Improving Disclosures about Fair Value Measurements, which require new disclosures about significant transfers in and out of Levels 1 and 2 fair value

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 2.  Continued

measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements.  The updated guidance also clarifies existing disclosure requirements regarding inputs and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities for which separate fair value measurements should be disclosed.  The guidance was effective January 1, 2010, except for the separate disclosures about purchases, sales issuances and settlements relating to Level 3 measurements, which are effective for the Plan beginning December 31, 2011.  The Plan's adoption of the updated guidance did not have an impact on its financial statements.

Note 3.  Investments

The following table represents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2010 or 2009.

	2010	2009
Mutual Funds
Hancock Horizon Growth Fund
Class A (participant directed)	$7,130,981	$5,544,580
Hancock Horizon Strategic Income Bond Fund
Trust Class (nonparticipant directed)	3,977,168	4,057,275
Class A (participant directed)	7,153,311	4,507,717
Hancock Horizon Treasury SEC Money Market
Sweep Class A (participant directed)	3,653,763	2,872,711
Hancock Horizon Value Fund
Class A (participant directed)	9,151,012	7,013,932
Hancock Horizon Burkenroad
Class A (participant directed)	4,651,159	3,774,747
Employer Securities
Hancock Holding Company Common Stock	$12,305,092	$13,372,258

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) during the years ended December 31, 2010 and 2009 as follows:

	2010	2009
Mutual funds	$4,913,211	$5,514,676
Employer securities
Hancock Holding Company	(2,320,891)	162,264
Net appreciation in fair value of investments	$2,592,320	$5,676,940

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 4.  Tax Status of Plan

The Plan has received a favorable determination letter dated August 20, 2009, stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the "Code") and is therefore exempt from federal income taxes.  The Plan has been amended since receiving this determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 5.  Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the investments that are non-participant-directed is as follows:

	2010	2009

Net assets
Mutual funds	$10,111,137	$10,064,347
Money market funds	23,737	37,718
Certificate of deposit	335,693	359,271

Net assets available for benefits	$10,470,567	$10,461,336

Changes in net assets	$223,008	$234,633
Interest and dividend income	935,578	1,021,523
Net appreciation in fair value of investments	(1,149,355)	(412,372)
Benefits paid

Changes in net assets available for benefits	$9,231	$843,784

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 6.  Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company.  Therefore, transactions between the Plan and trustee, or the Plan and the sponsor, are considered to be exempt party-in-interest transactions.  Mutual fund investments where Hancock Bank acts as an investment advisor totaled $45,225,772 and $35,965,500 as of December 31, 2010 and 2009, respectively.  At December 31, 2010 and 2009, the Plan held certificates of deposit in Hancock Bank totaling $335,693 and $359,271, respectively.  Additionally, at December 31, 2010 and 2009, the Plan owned $12,305,092 (352,986 shares) and $13,372,258 (305,233 shares) respectively, in Hancock Holding Company stock.  During 2010 and 2009, the Plan recorded $318,006 and $285,906, respectively, in dividend income on Hancock Holding Company stock.  The Plan paid no administrative fees to the Trustee during 2010 and 2009.

Note 7.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 9.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 9.  Continued

•
Level 2 – Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds and money market funds: Valued at the net asset value ("NAV") of shares held by the plan at year-end.

Certificate of deposit:  Valued at cost, which approximates fair value.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3
Mutual funds
Fixed income	$14,373,754	$-	$-
Equity	37,122,081	-	-
Money market funds	3,659,500	-	-
Certificate of deposit	-	335,693	-
Employer securities	12,305,092	-	-
Total assets at fair value	$67,460,427	$335,693	$-

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2010 and 2009

NOTES TO FINANCIAL STATEMENTS

Note 9.  Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3
Mutual funds
Fixed income	$11,499,128	$-	$-
Equity	29,969,845	-	-
Money market funds	2,910,429	-	-
Certificate of deposit	-	359,271	-
Employer securities	13,372,258	-	-
Total assets at fair value	$57,751,660	$359,271	$-

Note 10.  Subsequent Events

On June 4, 2011, Whitney Holding Corporation merged into Hancock Holding Company.  Simultaneous with the merger, Whitney National Bank merged with and into Hancock Bank of Louisiana, a wholly owned subsidiary of Hancock Holding Company, with Hancock Bank of Louisiana surviving the merger and continuing its corporate existence under the name "Whitney Bank".  Upon completion of the merger, any employee of Whitney Bank who performs services at a location that was owned by Whitney Holding Corporation or a subsidiary immediately prior to the merger shall not be eligible to participate in the Plan.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Employer Identification Number 64-0169065
Plan Number: 003
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds - Short Term Investments
	*Hancock Horizon	Treasury Sec Money Market Trust Class ^
		23,736.66 shares	$23,737	$23,737

	*Hancock Horizon	Treasury Sec Money Market Sweep
		3,635,762.93 shares	3,635,763	3,635,763

		Total Money Market Funds	3,659,500	3,659,500

	Employer Securities - Common Stock
	*Hancock Holding Co.	352,986 shares common stock	11,194,416	12,305,092

	Mutual Funds - Fixed Income
	Federated	Fortress Bond Fund
		248,896.866 shares	2,197,676	2,287,362

	Federated	U.S. Government Securities
		81,423.677 shares	936,273	955,914

	*Hancock Horizon	Strategic Income Bond Fund Trust Class ^
		248,572.979 shares	3,800,568	3,977,167

	*Hancock Horizon	Strategic Income Bond Fund Class A
		447,921.806 shares	7,058,725	7,153,311

		Total Fixed Income Funds	13,993,242	14,373,754

	Mutual Funds - Equity
	Federated	Intercontinental Fund Class A
		16,714.994 shares	873,969	834,078

	Federated	Max-Cap Fund
		159,288.834 shares	2,586,633	2,058,012

	Fidelity Advisor	Diversified International Fund HHDTX
		30,903.133 shares	534,783	491,669

	*Hancock Horizon	Quantitative Long/Short Fund Class A
		74,555.569 shares	970,183	1,112,369

	*Hancock Horizon	Quantitative Long/Short Fund Trust Class ^
		35,350.524 shares	489,840	530,257

	*Hancock Horizon	Diversified International Fund Class A
		111,422.373 shares	1,851,240	2,256,303

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Employer Identification Number 64-0169065
Plan Number: 003
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identify of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds, continued

	*Hancock Horizon	Diversified International Fund Trust Class ^
		49,744.604 shares	$775,307	$1,009,318
	*Hancock Horizon	Burkenroad Class A
		126,976.767 shares	3,505,794	4,651,159

	*Hancock Horizon	Growth Fund Class A
		457,994.904 shares	6,636,905	7,130,981

	*Hancock Horizon	Growth Fund Trust Class ^
		115,258.873 shares	1,680,299	1,840,684

	*Hancock Horizon	Value Fund Class A
		442,505.417 shares	8,850,785	9,151,012

	*Hancock Horizon	Value Fund Trust Class ^
		132,708.942 shares	2,438,172	2,753,711

	T Rowe Price	Growth Stock Fund
		70,710.595 shares	1,872,783	2,230,212

	T Rowe Price	Small-Cap Stock Fund
		31,144.804 shares	822,037	1,072,316

		Total Mutual Funds - Equity	33,888,730	37,122,081

	Certificate of Deposit
	*Hancock Bank	Certificate of Deposit 4.89% 10/03/2015 ^	335,693	335,693

		Total Investments	63,071,581	67,796,120

	Cash		131,649	131,649

		Total	$63,203,230	$67,927,769

	* Denotes party-in-interest.
	^ Denotes fund is nonparticipant directed.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Employer Identification Number 64-0169065
Plan Number: 003
Schedule H, Line 4(j)
Schedule of Reportable Transactions
Year Ended December 31, 2010
(a) Identity of Party Involved	(b) Description of Assets (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (iii) - series of transactions in excess of 5% of plan assets.

*Hancock Horizon	Treasury SEC Money Market Trust Class
	145 purchases	$2,353,054	$-	$-	$-	$2,353,054	$-	$-
*Hancock Horizon	Treasury SEC Money Market Trust Class
	176 sales	-	2,367,036	-	-	2,367,036	-	-

* Denotes a party-in-interest.

** There were no category (i), (ii) or (iv) reportable transactions during 2010.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Bank 401(k) Savings and Investment Plan and Trust

Date:  June 29, 2011                                 By:  /s/ Catherine Gray
       Catherine Gray
       Plan Administrator

EXHIBIT INDEX

Exhibit Index	Description

23.1	Consent of HORNE LLP, independent registered public accounting firm